UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from  _______ to _______

Commission File Number: 000-15760

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Hardinge Inc. Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hardinge Inc.
One Hardinge Drive, Elmira, NY 14902

HARDINGE INC. RETIREMENT PLAN

FORM 11-K TABLE OF CONTENTS
DECEMBER 31, 2016 AND 2015

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE (WITH REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM THEREON)

SIGNATURES

INDEX TO EXHIBITS

HARDINGE INC. RETIREMENT PLAN

Financial Statements as of
December 31, 2016 and 2015
Together with
Report of Independent Registered
Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Retirement Committee of the
Hardinge Inc. Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the Hardinge Inc. Retirement Plan (the Plan) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years ended December 31, 2016 and 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years ended December 31, 2016 and 2015, in conformity with accounting principles generally accepted in the United States of America.

Supplemental information in the accompanying schedules of assets (held at end of year) as of December 31, 2016 and delinquent participant contributions for the year then ended, together referred to as “supplemental information,” have been subjected to the auditing procedures performed in conjunction with the audit of the Hardinge Inc. Retirement Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects in relation to the financial statements as a whole.

Pittsford, New York	/s/ Bonadio & Co., LLP
June 29, 2017

HARDINGE INC. RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2016 AND 2015

	2016	2015

INVESTMENTS, at fair value:
Money market funds	$18,632	$47,521
Common collective trust	8,115,883	8,162,302
Hardinge Inc. common stock	1,028,578	930,165
Mutual funds	40,804,998	37,672,503

Total investments	49,968,091	46,812,491

RECEIVABLES:
Participants contributions	—	9,262
Employer contributions	1,632,424	1,748,178
Notes receivable from participants	945,731	917,755

Total receivables	2,578,155	2,675,195

NET ASSETS AVAILABLE FOR BENEFITS	$52,546,246	$49,487,686

The accompanying notes are an integral part of these statements.

HARDINGE INC. RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015

INVESTMENT INCOME (LOSS):
Net appreciation (depreciation) of investments	$2,129,379	$(2,034,692)
Interest and dividends	1,194,248	1,697,419

Total investment income (loss)	3,323,627	(337,273)

INTEREST INCOME ON NOTES RECEIVABLE FROM PARTICIPANTS	38,824	38,560

CONTRIBUTIONS:
Employer	1,859,955	1,978,443
Participant	1,829,546	2,003,164
Rollover	—	284,032

Total contributions	3,689,501	4,265,639

PAYMENTS:
Benefits paid to participants	(3,980,708)	(5,975,883)
Other	(12,684)	(11,476)

Total payments	(3,993,392)	(5,987,359)

CHANGE IN NET ASSETS AVAILABLE FOR BENEFITS	3,058,560	(2,020,433)

NET ASSETS AVAILABLE FOR BENEFITS - beginning of year	49,487,686	51,508,119

NET ASSETS AVAILABLE FOR BENEFITS - end of year	$52,546,246	$49,487,686

The accompanying notes are an integral part of these statements.

HARDINGE INC. RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

1. DESCRIPTION OF THE PLAN

The following brief description of the Hardinge Inc. Retirement Plan (the Plan), formerly the Hardinge Inc. Savings Plan, provides only general information. Participants should refer to the Plan and associated Summary Plan Description for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution plan covering all eligible domestic employees of Hardinge Inc. (the Plan Sponsor) and its affiliates. Effective May 9, 2013 and June 1, 2013, the Plan also covers all eligible domestic employees of Forkardt, Inc. and Usach Technologies, Inc, respectively. The companies identified above (collectively, the Companies) are affiliated entities. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility
All employees are eligible to begin salary deferrals upon employment. Employees are eligible to receive employer matching and non-elective contributions beginning January 1 or July 1 following the completion of one year of service, which includes at least 1,000 hours of service.

Vesting
Participants are immediately vested in all salary deferrals and employer matching contributions and earnings thereon. Vesting in employer non-elective contributions is based on years of service. Participants vest 20% each year after the second year of service and are fully vested after six years of service.

Contributions
Participants may make voluntary pre-tax contributions in the form of salary reductions up to 100% of their annual compensation, as defined, subject to certain limitations under the terms of the Plan and Internal Revenue Code (IRC).

The Plan Sponsor matches 25% of the voluntary contributions made by an eligible participant up to 4% of the participant’s current compensation, as defined, for a maximum potential contribution of 1% of the participant’s compensation. Additionally, the Plan Sponsor makes a non-elective contribution of 4% of the participant’s compensation, as defined, for all eligible participants.

Notes Receivable from Participants
Participants may borrow from their accounts a minimum of $1,000 up to a maximum of $50,000, but no more than 50% of the participant’s employee deferral and rollover balances. The loans are collateralized by the balance in the participant’s account and bear interest at rates which are commensurate with local prevailing rates at the time of the loan as determined by the Plan’s Loan Committee. Typically, the interest rate charged is the prime rate plus 1%. Principal and interest are paid through payroll deductions over a term of five years, except for loans used to purchase a participant’s principal residence, which may be repaid over a time determined to be reasonable by the Plan’s Loan Committee, but no longer than ten years.

1. DESCRIPTION OF THE PLAN (Continued)

Hardship Withdrawals
Hardship withdrawals from the Plan are permitted under certain circumstances.

Benefit Payments
Upon termination of service, a participant may elect to leave his or her funds in the Plan, receive a lump-sum amount equal to the value of the account, or rollover his or her funds into another plan in accordance with Plan provisions.

2. SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting
The accompanying financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America.

Investments
The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Purchases, sales, and interest income are recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. The net appreciation (depreciation) in the fair value of investments consists of both realized and unrealized gains and losses on the Plan’s investments.

Investments are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with investment securities and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in values in the near term would materially affect participants’ account balances and the amount reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

Fair Value Measurement - Definition and Hierarchy
The Plan uses various valuation techniques in determining fair value. FASB Accounting Standards Codification 820 (ASC 820) establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Plan. Unobservable inputs are inputs that reflect the Plan’s assumptions about the assumptions market participants would use in pricing the asset or liability, developed based on the best information available in the circumstances.

The hierarchy is broken down into three levels based on the reliability of inputs as follows:

•
Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access. Valuation adjustments are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

The Plan’s investments in money market funds, Hardinge Inc. common stock, and mutual funds are valued using Level 1 inputs.

•	Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, directly or indirectly.

The Plan’s investments in the common collective trust are valued using Level 2 inputs.

2. SUMMARY OF ACCOUNTING POLICIES (Continued)

•	Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Plan does not have any investments that are valued using Level 3 inputs.

The availability of observable inputs can vary and is affected by a wide variety of factors. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Plan in determining fair value is greatest for instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan.

Administrative Expenses
The Plan Sponsor elected to pay certain administrative expenses of the Plan which, if not paid by the Plan Sponsor, will be paid by the Plan.

Benefit Payments
Benefit payments are recorded when paid.

Forfeitures
Forfeitures of employer non-elective contributions are used to reduce future employer contributions or pay administrative expenses. There were forfeitures of non-vested employer non-elective contributions of $10,657 and $22,190 in 2016 and 2015, respectively. At December 31, 2016, there was $6,375 available to offset future employer contributions or pay administrative expenses. At December 31, 2015 there was $8,826 available to offset future employer contributions or pay administrative expenses. In 2016, $13,108 of forfeitures were used to reduce employer matching contributions. In 2015, $13,364 of forfeitures were used to reduce employer matching contributions.

Change in Accounting Principle
In July 2015, the FASB issued Accounting Standards Update (ASU) No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965): Part I. Fully Benefit-Responsive Investment Contracts; Part II. Plan Investment Disclosures; and Part III. Measurement Date Practical Expedient (ASU 2015-12). Part I eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and certain disclosures. Contract value is the only required measure for fully benefit-responsive contracts. Part II eliminates the requirements to disclose the individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value, eliminating disaggregation by nature, characteristic and risk. Part III is not applicable to the Plan. ASU 2015-12 is effective for fiscal years beginning after December 15, 2015. Parts I and II have been adopted in the current year, with retrospective application to all periods presented.

2. SUMMARY OF ACCOUNTING POLICIES (Continued)

In May 2015, the FASB issued ASU 2015-07, Fair Value Measurement (Topic 820) Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or its Equivalent), which removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. ASU 2015-07 is effective for fiscal years beginning after December 15, 2016, with early adoption permitted. Management has elected to adopt ASU 2015-07, with retrospective application to all periods presented.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

Reclassifications
Certain reclassifications have been made to the financial statements for the year ended December 31, 2015 to conform to the current year presentation.

3. INVESTMENTS

The Plan’s investments are measured at fair value on a recurring basis as of December 31, 2016.

The Plan's assets fall within the fair value hierarchy as follows at December 31, 2016:

Description	Level 1	Level 2	Level 3	Total

Money market funds	$18,632	$—	$—	$18,632
Mutual Funds	40,804,998	—	—	40,804,998
Hardinge Inc. common stock	1,028,578	—	—	1,028,578
	41,852,208	—	—	41,852,208
Investments, at net asset value (1)				8,115,883
				49,968,091

The Plan's assets fall within the fair value hierarchy as follows at December 31, 2015:

Description	Level 1	Level 2	Level 3	Total

Money market funds	$47,521	$—	$—	$47,521
Mutual Funds	37,672,503	—	—	37,672,503
Hardinge Inc. common stock	930,165	—	—	930,165
	38,650,189	—	—	38,650,189
Investments, at net asset value (1)				8,162,302
				46,812,491
(1) During 2016, the Plan adopted the Accounting Standards Update (ASU) 2015-07, which removed the requirements to categorize investments valued at net asset value (NAV) within the fair value hierarchy.

3. INVESTMENTS (Continued)

Following is a description of the valuation methodology used for assets measured at fair value.

Mutual funds: valued at fair value based on quoted market prices.

Common collective trust funds: valued at fair value using the NAV per share practical expedient based on the underlying investments as reported by the Vanguard Fiduciary Trust Company and State Street Global Advisors. The Plan’s common collective trust funds (CCTs) are invested in various growth and income based investments. The investment strategies of the growth based CCTs are to invest in global and domestic equity and fixed income investments with the goal of producing favorable long-term returns primarily through appreciation of assets, dividends, and interest. The primary objectives of the CCTs are to seek income while preserving principal and provide daily liquidity at fair value for participant withdrawals and transfers. The net asset value of these investments is derived from the market value of the underlying investments. The net asset value of the funds are then calculated each day. There are no restrictions on participant withdrawals or unfunded obligations related to these investments.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation method is appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

4.    TAX STATUS

The Internal Revenue Service has determined and informed the Plan Sponsor by a letter dated March 14, 2016 that the Plan and related trust are designed in accordance with the applicable requirements of the IRC.

5.    PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to provisions set forth by ERISA. In the event of Plan termination, all participants will become 100% vested in their accounts and their accounts will be paid to them as provided by the plan document.

6.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Certain items have been classified differently between the financial statements and Form 5500. However, net assets available for benefits and changes in net assets available for benefits per the financial statements agreed to Form 5500 in total as of and for the years ended December 31, 2016 and 2015.

7.    PARTY-IN-INTEREST TRANSACTIONS

Vanguard Fiduciary Trust Company (Vanguard) and Chemung Canal Trust Company (Chemung) are the trustees of the Plan. Hardinge Inc. is the Plan Sponsor. As such, transactions among Vanguard, Chemung, Hardinge Inc., and the Plan qualify as party-in-interest transactions. Additionally, participant loans are party-in-interest transactions.

HARDINGE INC. RETIREMENT PLAN

SUPPLEMENTAL SCHEDULES

				Schedule I
HARDINGE INC. RETIREMENT PLAN

EMPLOYER IDENTIFICATION NUMBER 16-0470200
PLAN NUMBER 002
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2016

	(b)	(c)
	Identity of Issue,	Description of Investment, Including		(e)
	Borrower, Lessor or	Maturity Date, Rate of Interest, Collateral,	(d)	Current
(a)	Similar Party	Par or Maturity Value	Cost**	Value

	MONEY MARKET FUNDS:
*	Vanguard Federal Money Market Fund	Money Market Fund (13,549 units)		$13,549
*	Federated Prime Obligation Fund	Money Market Fund (5,083 units)		5,083

				18,632

	COMMON COLLECTIVE TRUST:
*	Vanguard Retirement Savings Trust	Common Collective Trust (8,115,883 units)		8,115,883

	HARDINGE INC. COMMON STOCK:
*	Hardinge Inc.	Common Stock (92,832 units)		1,028,578

	MUTUAL FUNDS:
	Brandywine Fund	Mutual Fund (93 units)		3,496
*	Vanguard Windsor II Fund Investor Shares	Mutual Fund (6,538 units)		229,735
*	Vanguard 500 Index Fund Investor Shares	Mutual Fund (32,752 units)		6,765,483
*	Vanguard Explorer Value Fund	Mutual Fund (15,100 units)		507,223
*	Vanguard Total International Stock Index Fund	Mutual Fund (19,286 units)		284,087
*	Vanguard U.S. Growth Fund Investor Shares	Mutual Fund (24,979 units)		727,636
*	Vanguard International Growth Fund Investor Shares	Mutual Fund (59,147 units)		1,253,335
*	Vanguard Mid-Cap Growth Fund	Mutual Fund (49,498 units)		1,108,748
*	Vanguard Mid-Cap Index Fund Investor Shares	Mutual Fund (15,270 units)		548,501
*	Vanguard Mid-Cap Value Index Fund Investor Shares	Mutual Fund (11,946 units)		456,831
*	Vanguard Small-Cap Growth Index Fund	Mutual Fund (7,691 units)		287,864
*	Vanguard Small-Cap Index Fund Investor Shares	Mutual Fund (24,009 units)		1,482,528
*	Vanguard Target Retirement 2010 Fund	Mutual Fund (29,435 units)		745,880
*	Vanguard Target Retirement 2015 Fund	Mutual Fund (285,219 units)		4,138,529
*	Vanguard Target Retirement 2020 Fund	Mutual Fund (127,285 units)		3,597,083
*	Vanguard Target Retirement 2025 Fund	Mutual Fund (347,408 units)		5,680,127
*	Vanguard Target Retirement 2030 Fund	Mutual Fund (34,950 units)		1,020,541
*	Vanguard Target Retirement 2035 Fund	Mutual Fund (140,738 units)		2,496,699
*	Vanguard Target Retirement 2040 Fund	Mutual Fund (32,838 units)		992,023
*	Vanguard Target Retirement 2045 Fund	Mutual Fund (95,433 units)		1,802,729
*	Vanguard Target Retirement 2050 Fund	Mutual Fund (6,011 units)		182,682
*	Vanguard Target Retirement 2055 Fund	Mutual Fund (4,408 units)		145,082
*	Vanguard Target Retirement 2060 Fund	Mutual Fund (2,118 units)		61,517
*	Vanguard Target Retirement Income	Mutual Fund (69,872 units)		895,061
*	Vanguard Total Bond Market Index Fund Investor Shares	Mutual Fund (243,787 units)		2,596,336
*	Vanguard Wellington Fund Investor Shares	Mutual Fund (71,563 units)		2,795,242

				40,804,998

	Total investments			$49,968,091

	NOTES RECEIVABLE FROM PARTICIPANTS
*	Participant Loans	Interest at 4.25% - 4.50%, maturing at various dates through December 2021		$945,731

*	Denotes party-in-interest
**	Cost omitted as these investments are participant directed
The accompanying notes are an integral part of this schedule.

					Schedule II
HARDINGE INC. RETIREMENT PLAN

EMPLOYER IDENTIFICATION NUMBER 16-0470200
PLAN #002
SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

		Total that Constitutes Nonexempt Prohibited Transactions

Participant Contributions		Contributions	Contributions Corrected	Contributions Pending	Total Fully Corrected Under
Transferred Late to Plan		Not Corrected	Outside VFCP	Correction in VFCP	VFCP and PTE 2002-51

$5,204	*	$—	$5,204	$—	$—

* Late Participant Loan Repayments are included.

The accompanying notes are an integral part of this schedule.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HARDINGE INC. RETIREMENT PLAN
(Name of Plan)

Date	June 29, 2017	/s/ Jenine Cleary
Jenine Cleary
Human Resource Director and Retirement Plan Administrator

Index to Exhibits

Exhibit No.	Description	Method of Filing

23	Consent of Independent Registered Public Accounting Firm.	Filed herewith.